1. To receive and adopt the Annual Report & Accounts for the financial year ended 31 December 2025 2. To approve the Directors’ Remuneration Report (excluding the remuneration policy) for the financial year ended 31 December 2025 14. Maria Angela Zappia 15. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company 1 U P X For Against Abstain For Against Abstain 3. Alberto Dessy 4. Enrico Drago 5. Ashley M. Hunter 6. James F. McCann 7. Heather J. McGregor 8. Lorenzo Pellicioli 9. Maria Pinelli 10. Samantha F. Ravich 11. Vincent L. Sadusky 12. Marco Sala 13. Gianmario Tondato Da Ruos 16. To authorise the Board or its audit committee to determine the auditors’ remuneration 17. To authorise the Company to make political donations and expenditure 18. To authorise the directors to allot shares 19. To authorise the directors to disapply pre-emption rights* 20. To authorise the directors to further disapply pre-emption rights for an acquisition or a specified capital investment* 21. To authorise the Company to make off-market purchases of its ordinary shares 22. To adopt amended articles of association of the Company* * special resolution Resolutions — The Board of Directors recommend a vote FOR Resolutions 1 – 22, inclusive A 049KQE To approve the continued appointment of the following directors: 2026 Annual General Meeting (“AGM”) - Proxy Form Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Admission Ticket MMMMMMMMMMMM M M M M M M M M M 1234 5678 9012 345 6 8 2 6 2 0 If no electronic voting, delete QR code and control # 0 0 0 0 0 1 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 2024 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM The annual general meeting of Brightstar Lottery PLC (“the Company” or “Brightstar”) will be held on 12 May 2026 at 3:00 p.m. (BST) at 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS, United Kingdom. If you attend the meeting, please present this Admission Ticket at the registration desk. Online Go to www.investorvote.com/BRSL or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada You may vote online or by phone instead of mailing this form. Your vote matters – here’s how to vote! Votes submitted electronically must be received by 8 May 2026 at 10.00 a.m. (ET)/3.00 p.m. (BST)

2026 Annual General Meeting - 12 May 2026 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS, United Kingdom Proxy Solicited by the Board of Directors Brightstar Lottery PLC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorised Signatures — This section must be completed for your vote to count. Please date and sign below.B The Chairperson of the AGM or (see note 2 above) (see note 3 above) * are hereby authorised to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the annual general meeting of Brightstar Lottery PLC to be held on 12 May 2026 at 3:00 p.m. (BST)/10:00 a.m. (ET) or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Resolutions 1-22, inclusive. In their discretion, the Proxies are authorised to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Notes on filling in your Proxy Form 1. As a shareholder of the Company, you have a right to go to, speak and vote at the AGM. If you do not intend to go to the meeting, but still want to vote, you can appoint one or more persons (who need not be a shareholder) as a proxy to go to the meeting and speak and vote instead of you. You can only use this form and the procedures set out in these notes to appoint the Chairperson of the AGM or someone else as your proxy. 2. If you want to nominate someone other than the Chairperson of the AGM as your proxy, give that person’s name in block capitals in the space below. Your proxy must then go to the meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted. If you sign and return this proxy form with no name inserted in the box, the Chairperson of the AGM will be deemed to be your proxy. 3. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares in Brightstar. You may not appoint more than one proxy to exercise rights attached to any one share in Brightstar. To appoint more than one proxy, please contact Computershare on +1 866-395-6419. If the proxy is being appointed with authority to vote less than your total holding, please indicate in the box marked with an asterisk the number of shares your proxy is to vote. If the box marked with an asterisk is left blank, your proxy will be deemed to be authorised to vote your total holding. 4. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant resolution. If you do not give your proxy an indication of how to vote on a resolution, your proxy will vote (or abstain from voting) on that resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. 5. This proxy form must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy form must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy form is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy form. 6. For the proxy named in this form to act for you, your form must be completed, signed and sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. Box 43101, Providence, RI 02940-5067 and received by no later than 10.00 a.m. (ET)/3.00 p.m. (BST) on 8 May 2026 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy form, you may appoint the Chairperson of the AGM as your proxy to vote your shares either by electronic means at www. investorvote.com/BRSL or, within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone. Proxies submitted by the internet or telephone must be received by the same aforementioned cut-off time. 7. In the case of joint holders of any share in Brightstar, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior). 8. To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 10.00 a.m. (ET)/3.00 p.m. (BST) on 8 May 2026 or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day). The return of a completed proxy form will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 9. If you make any alterations on this form, you must put your initials next to them. 10. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of AGM. 11. You may not use any electronic address provided in this proxy form to communicate with the Company for any purpose other than those expressly stated. 12. Further details relating to the AGM, including AGM attendance and voting by proxy, are set out in the Notice of AGM. Admission Ticket 2026 Annual General Meeting of Brightstar Lottery PLC 12 May 2026 at 3.00 p.m. (BST) at 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS, United Kingdom